Profit and Loss

Verge Brewing

Date Range: Jan 01, 2021 to Dec 31, 2021

ACCOUNTS	Jan 01, 2021 to Dec 31, 2021
Income	
Merch Sale	$779.98
Total Income	**$779.98**
Total Cost of Goods Sold	**$0.00**
Gross Profit **As a percentage of Total Income**	**$779.98** **100.00%**
Operating Expenses	
Bank & Credit Card Fees	$22.99
Government	$775.00
Merch Purchase	$4,198.44
Merch Shipping	$25.80
Office Supplies	$735.58
Professional Fees & Dues	$748.85
Professional Org Dues	$195.00
Research & Development	$1,957.14
Service Purchase	$52.82
Uncategorized Expense	$64.17
legal expense	$700.00
Total Operating Expenses	**$9,475.79**

Net Profit	-$8,695.81
As a percentage of Total Income	**-1,114.88%**

Cash Flow

Personal

Date Range: Jan 01, 2021 to Dec 31, 2021

CASH INFLOW AND OUTFLOW	Jan 01, 2021 to Dec 31, 2021
Operating Activities	
Sales	
Merch Sale	$779.98
Total Sales	**$779.98**
Purchases	
Bank & Credit Card Fees	-$22.99
Government	-$775.00
legal expense	-$700.00
Merch Purchase	-$4,198.44
Merch Shipping	-$25.80
Office Supplies	-$735.58
Professional Fees & Dues	-$748.85
Professional Org Dues	-$195.00
Research & Development	-$1,957.14
Service Purchase	-$52.82
Uncategorized Expense	-$64.17
Total Purchases	**-$9,475.79**
Inventory	
Payroll	
Sales Taxes	
Other	
Net Cash from Operating Activities	**-$8,695.81**

Investing Activities

Property, Plant, Equipment	
Other	
Net Cash from Investing Activities	**$0.00**

Financing Activities

Loans and Lines of Credit	
Owners and Shareholders	
Received from Owner Investment / Drawings	$38,110.00
Total Owners and Shareholders	**$38,110.00**
Other	
Net Cash from Financing Activities	**$38,110.00**

OVERVIEW

Starting Balance	
Business Checking (194)	$0.00
Cash on Hand	$16,540.85
Total Starting Balance	**$16,540.85** As of 2021-01-01
Gross Cash Inflow	$38,889.98
Gross Cash Outflow	$9,475.79
Net Cash Change	**$29,414.19**
Ending Balance	
Business Checking (194)	$29,414.19
Cash on Hand	$16,540.85
Total Ending Balance	**$45,955.04** As of 2021-12-31

Balance Sheet

Personal

As of May 31, 2022

ACCOUNTS	May 31, 2022
Assets	
Cash and Bank	
Business Checking (194)	$143,227.39
Cash on Hand	$16,540.85
Total Cash and Bank	**$159,768.24**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$159,768.24**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**

Equity	
Owner Investment / Drawings	$68,110.00
Retained Earnings	
Profit for all prior years	-$22,154.96
Profit between Jan 1, 2022 and May 31, 2022	$101,625.06
Personal Net Worth	$12,188.14
Total Retained Earnings	**$91,658.24**
Total Equity	**$159,768.24**